Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the nine months ended September 30, 2012 and the years ended December 31, 2011, 2010, 2009, 2008 and 2007 are as follows:

Nine Months Ended		Years Ended December 31,
(Millions)	September 30, 2012	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$2,254.3	$3,077.8	$2,644.2	$1,901.2	$2,174.2	$2,796.4
Add back fixed charges	229.4	293.6	307.7	302.9	297.9	234.3
Income as adjusted ("earnings")	$2,483.7	$3,371.4	$2,951.9	$2,204.1	$2,472.1	$3,030.7

Fixed charges:
Interest expense	$192.2	$246.9	$254.6	$243.4	$236.4	$180.6
Portion of rents representative of interest factor	37.2	46.7	53.1	59.5	61.5	53.7
Total fixed charges	$229.4	$293.6	$307.7	$302.9	$297.9	$234.3
Ratio of earnings to fixed charges	10.83	11.48	9.59	7.28	8.30	12.94